Exhibit 99.2

CLEARMIND MEDICINE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Nine Months Ended July 31, 2026

(Expressed in United States Dollars)

CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2026

This Management’s Discussion and Analysis (“MD&A”) of Clearmind Medicine Inc. (“Clearmind” or the “Company”), prepared as of September 10, 2026, should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto for the three and nine months ended July 31, 2026, which were prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in United States dollars unless otherwise indicated.

Additional information about the Company is available on SEDAR at www.sedar.com.

Cautionary Statement Regarding Forward-Looking Information

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions. The statements reflect the current beliefs of the management of the Company and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Description of Business and Company Overview

Corporate Information

The Company was incorporated in the province of British Columbia on July 18, 2017. The Company is a clinical stage pharmaceutical company currently engaged in phase I/IIa clinical trials of novel psychedelic medicines that have been developed to solve widespread, yet under-served, health problems. The Company’s head office is located at Suite 101 -1220 West 6th Avenue, Vancouver, BC, V6H 1A5. The Company’s wholly-owned Israeli subsidiary (Clearmindmed Ltd.) functions as the research and development arm of the Company. The Company’s wholly-owned Canadian subsidiary, Clearmind Labs Corp., holds part of the groups IP, and the Company’s wholly-owned Canadian subsidiary, Clearmind Buzz Inc., which was incorporated in Ontario, Canada on March 18, 2026, and currently inactive.

On November 14, 2022, the Company completed a listing on the Nasdaq Capital Market (“Nasdaq”)and trades under the symbol “CMND”. The Company was listed on the Canadian Securities Exchange (“CSE”) in Toronto until March 14, 2024. Following approval for a voluntary delisting, the Company no longer trades on the CSE but remains a reporting issuer in Canada.

On December 15, 2025, the Company effected a 1-for-40 reverse split of its issued and outstanding common shares and on May 21, 2026, the Company effected a further 1-for-10 reverse split of its issued and outstanding common shares (the “Reverse Splits”). Following the Reverse Splits, holders of the Company’s common shares received 0.0025 of a common share for every one common share held. All share amounts have been retroactively adjusted for all periods presented.

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CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2026

Company Overview

Clearmind is a clinical-stage biopharmaceutical company advancing the discovery and development of non-hallucinogenic, next- generation, psychedelic-derived neuroplastogens for the scalable treatment of widespread and underserved health problems of neuropsychiatric, metabolic, and addiction disorders, including alcohol use disorder., which is currently engaged in phase I/IIa clinical trials . The Company’s goal is to develop and provide a new type of treatment for mental health disorders, including Alcohol Use Disorder (“AUD”), binge drinking and eating disorders, where there is significant unmet need and lack of innovation. The Company sees psychedelic therapies, which previously may have been overlooked or underused, as the future of treatment for a variety of indications. The Company believes that its solution for AUD can help solve one of the world’s biggest health problems, which costs the United States alone roughly $250 billion each year.

The Company’s flagship treatment and initial focus is on AUD, which is incredibly common. It varies from mild to excessive and describes a person’s inability to restrict their alcohol consumption, despite negative social, occupational, or health consequences. Alcohol consumption contributes to 3 million deaths each year globally and is the third most common preventable cause of death in the United States. In January 2025, the U.S. Surgeon General released a new Surgeon General’s Advisory on Alcohol and Cancer Risk, outlining the direct link between alcohol consumption and increased cancer risk, which is in addition to other common risks associated with excessive alcohol consumption. Apart from potentially changing people’s lives, the Company believes that its treatment could potentially reduce the amount currently being spent on the consequences of AUD in the United States, Europe, India, China and other countries around the world. The Company also believes that its treatment may address binge drinking. 178,000 people die every year in the United States alone due to excessive alcohol use.

The Company has also advanced its proprietary 5-Methoxy-2-aminoindane (“MEAI”)-based alcohol substitute beverage program by completing most of the pre-clinical studies required for a novel-food application submission according to novel foods and food additives legislation and regulations accepted in many jurisdictions worldwide and entering into a strategic agreement to source global manufacturers and distributors for its MEAI-based alcohol substitute beverages.

The Company has completed a series of pre-clinical, investigational new drug-enabling studies in the United States and China that are required before it can study its compound for the first time in humans. These studies include pharmacokinetic and toxicological studies in rats and dogs in order to assess the safety profile of our compound and characterization of the drug metabolism. The Company has conducted several metabolism studies designed to better understand the way MEAI is digested in several species. In addition, the Company has conducted a pre-clinical animal model of AUD to characterize the effect of MEAI on alcohol consumption. This study involved testing the effect of MEAI’s ability to curb alcohol cravings after exposing mice to prolonged alcohol consumption over a short period, mimicking binge alcohol consumption in humans.

In February 2024 and in July 2024, the Company announced that it was granted approval by the Israeli Ministry of Health and by the U.S. Food and Drug Administration, respectively to initiate its first-in-human Phase I/IIa clinical trial with CMND-100 in patients suffering from AUD. Subsequently, in May 2023, the Company initiated the CM-CMND-001 clinical trial in both Israel and the United States, including at the Yale School of Medicine’s Department of Psychiatry and Johns Hopkins University School of Medicine. In October 2024 and December, the Company announced that it received IRB approvals from Johns Hopkins University and Yale University, respectively, its clinical sites for part A of its Phase I/IIa clinical trial in the United States for treating patients suffering from AUD. In July 2025, the Company announced site initiation at Tel Aviv Sourasky Medical Center (TASMC) in Israel and in August 2025, the Company receipt of TASMC IRB approval. In addition, the Company announced in August 2025 IRB approval at Hadassah Medical Center in Israel and in November 2025, the Company announced initiation of this site.

Significant developments during the period

In November 2025, the Company’s independent Data and Safety Monitoring Board (“DSMB”) unanimously approved the continuation of the Phase I/IIa clinical trial for CMND-100 following a positive interim safety review that found that there were no serious adverse events reported, there was general good tolerability across all participants and there was strong treatment observance, with high adherence to the dosing regimen and study protocol. The DSMB, which is comprised of independent experts, including specialists in psychiatry, a biostatistician and a neuropsychopharmacologist, conducted a thorough review of unblinded safety data from the initial dosing cohort.

In March 2026, the company’s independent DSMB has completed the second scheduled interim review of the Company’s ongoing FDA-approved Phase I/IIa clinical trial for CMND-100, and that based on the encouraging additional top-line data from the second cohort, which demonstrated a favorable safety profile, the DSMB recommended that the clinical trial continue.

In April 2026 the company’s independent DSMB has completed its third review and issued again a positive recommendation to continue the ongoing FDA-approved Phase I/IIa clinical trial of CMND-100 for the treatment of Alcohol Use Disorder (“AUD”).

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CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2026

As a result, the Company will now proceed to the fourth cohort of the trial and will increase the tested dose of its proprietary drug candidate CMND-100 to 160mg.

In August 2026 the company’s independent DSMB unanimously approved advancing the Company’s ongoing FDA-regulated Phase I/II clinical trial to parts B and C (the two of the remaining 3 parts) of the clinical trial, evaluating CMND-100 in patients actively suffering from AUD and in healthy participants, respectively. The DSMB’s approval follows the successful completion of Part A of the study, where CMND-100 achieved its primary safety endpoint, demonstrating a favorable safety and tolerability profile across all planned dose levels in healthy participates. After reviewing the full safety dataset from Part A, the DSMB unanimously recommended advancing the study to Parts B and C in accordance with the previously approved study protocol.

The Phase I part of the Phase I/IIa clinical study is an open label, randomized study to evaluate the safety and pharmacokinetics of single ascending doses of MEAI oral capsules. In the study we are utilizing a hybrid model where we study the effects of MEAI in healthy volunteers and AUD patients. Single ascending doses will be distributed in 4 cohorts, with 6 subjects per dose. As the study moves forward, we will determine the distribution of the cohorts based, among other things, on the rate in which we can enroll patients at each site.

The Phase IIa part of the Phase I/IIa clinical study is a double-blind, randomized, placebo-controlled study to assess the safety of multiple doses of MEAI in healthy volunteers and AUD subjects and as a secondary endpoint, the potential effect of MEAI on drinking patterns and cravings in individuals with AUD in accordance with DSM-V criteria. Two cohorts of 18 subjects per cohort will be given the highest tolerated doses and placebo (2:1 ratio). Oral capsules will be given once daily, for five consecutive days. The patients will complete diaries and questionnaires to report on their drinking patterns and craving for alcohol during the clinical trial period.

The Company uses a Pharmacokinetics (“PK”) assessment in both phases of the Phase I/IIa study. PK is defined by the American Society of Health-System Pharmacists as the study of the time course of a drug absorption, distribution, metabolism, and excretion in animals and human. Typical PK assessments include blood and organs collections at standard time intervals in order to test the drug level in the various tissues as function of time. The pharmacokinetic information as studied in animals has application to the safe and effective therapeutic management of drugs in an individual patient. In our study, our PK assessment will consist of collecting blood from all subjects enrolled in the study at the following timepoints:

(i)	Phase 1 - before dosing and at multiple time points (at 0.25, 0.5, 1.0, 2.0, 4.0, 6.0, 8.0, 12.0, 18.0 and 24-hour post drug administration.

(ii)	Phase 2 - before the first dosing and at multiple time points (at 0.25, 0.5, 1.0, 2.0, 4.0, 6.0, 8.0, 12.0, 18.0 and, 24-hour post drug administration and before the last dosing and at multiple time points (at 0.25, 0.5, 1.0, 2.0, 4.0, 6.0, 8.0, 12.0, 18.0 and, 24-hour post last drug administration.

On September 2, 2026, the Company and the CLA Investors entered into a conversion agreement pursuant to which each of the two CLA Investors converted an aggregate of $687,500 (or $696,079.50 including accrued interest thereon) under the Promissory Notes at an agreed conversion price of $1.00 per common share. In addition, the Company and the CLA Investors agreed that floor price in the form of Promissory Note attached to the SPAs shall be amended to $1.00 per common share.

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CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2026

On August 31, 2026, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with Charging Robotics Ltd. (“Charging Robotics”), an Israeli company, pursuant to which the Company purchased 149 ordinary shares of Charging Robotics, representing 51% of Charging Robotics’ issued and outstanding share capital on a fully diluted basis immediately following the closing of the transaction, for an aggregate purchase price of $2.5 million, or $16,778 per share.

In connection with, and as a condition to, the closing under the Share Purchase Agreement, the Company and Charging Robotics entered into a loan agreement (the “Loan Agreement”), pursuant to which the Company provided Charging Robotics with a loan (the “Loan”) in the aggregate principal amount of $1.5 million. The loan bears simple interest at a rate of 4.0% per annum, calculated on the basis of the actual number of days elapsed in a 365-day year.

Unless earlier repaid, the outstanding principal amount of the loan, together with accrued and unpaid interest, will become due and payable on the third anniversary of the effective date of the Loan Agreement. If, as of that date, Charging Robotics has not generated positive cash flow from its operating and financing activities, together with available financing sources, sufficient to repay the outstanding loan amount, as reflected in its most recently completed financial statements prepared in accordance with IFRS, the repayment date will automatically be extended until the first date on which Charging Robotics has generated such cash flow and available financing sources. During any extension period, the outstanding principal amount will continue to accrue interest at the rate of 4.0% per annum. Charging Robotics may prepay all or any portion of the loan at any time without penalty, premium or other fee.

The Loan Agreement provides that the Company may accelerate the loan following certain events of default, including a failure by Charging Robotics to make a required payment within 15 business days after it becomes due, certain negotiations with creditors regarding a general readjustment or rescheduling of indebtedness, a general assignment or composition for the benefit of creditors, specified insolvency, liquidation, dissolution or reorganization proceedings, or the levy or enforcement of legal process against all or a material portion of Charging Robotics’ property or assets.

The funding of the Loan occurred on September 3, 2026 and the closing of the Acquisition occurred on September 6, 2026.

Prior Use of Proceeds Disclosure

The table below describes the difference between the Company’s anticipated use of proceeds from public offerings completed since November 2022, as disclosed in previous news releases. The table shows the amounts actually spent for the period from November 1, 2022, through to July 31, 2026. The variances noted below do not have a material impact on the Company’s ability to achieve its business objectives and milestones. The table below does not include proceeds received from the exercise of warrants.

Use of Available Funds	Disclosure Regarding Use of Proceeds (USD)	Spent through to July 31, 2026 (USD)
November 2022 public offering:
To advance the formulation and clinical development efforts in our MEAI patented compounds (completed);	1.5 million	1.5 million
To complete the pre-IND enabling studies and IND submission (completed)	1.0 million	1.0 million
To complete planned Phase I/IIa studies	3.5 million	3.0 million
The remainder for working capital and general corporate purposes and possible in-licensing of intellectual property for new product candidates	0.4 million	0.4 million
April 2023 Public Offering
General corporate purposes, which may include operating expenses, research and development, including clinical and pre-clinical testing of our product candidates, working capital, future acquisitions and general capital expenditures	2.9 million	2.9 million
September 2023 Public Offering
For general corporate purposes, which may include operating expenses, research and development, including clinical and pre-clinical testing of its product candidates, working capital, future acquisitions and general capital expenditures.	2.25 million	2.25 million
January 2024 Public Offering and Concurrent Private Placement
For general corporate purposes and working capital.	2.4 million	2.4 million
September and October 2025 Convertible Notes Securities Purchase Agreement
Working capital and general corporate purposes, as well as for potential acquisitions to support its exploration of strategic opportunities	2.25 million	2.25 million
November and December 2025 Public Offering
Working capital and general corporate purposes, as well as for potential acquisitions to support its exploration of strategic opportunities	7.2 million	3.5 million
March and April 2026 Convertible Notes Securities Purchase Agreement
Working capital and general corporate purposes, as well as for potential acquisitions to support its exploration of strategic opportunities	4.545 million	-

May and June 2026 Convertible Notes Securities Purchase Agreement
Working capital and general corporate purposes, as well as for potential acquisitions to support its exploration of strategic opportunities	3.33 million	-

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CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2026

Selected Financial Information

The following financial data prepared in accordance with IFRS in United States dollars is presented for the three and nine months ended July 31, 2026 and 2025.

	Three months ended		Nine months ended
	July 31,		July 31,
	2026	2025	2026	2025

Operating expenses
General and administrative	$1,590,917	$684,716	$5,534,840	$2,574,576
Research and development, net	588,958	723,048	1,876,159	1,636,343
Total operating expenses	2,179,875	1,407,764	7,410,999	4,210,919

Finance income (expenses)

Changes in fair value of derivative warrant liabilities	582,570	139,563	496,061	1,319,081
Changes in fair value of short-term investments	938,608	(63,602)	803,660	(292,390)
Foreign exchange gain (loss)	(16,178)	3,068	(1,427)	864
Other finance expenses	(5,306)	(9,192)	(13,646)	(25,775)
Interest income on deposits	106,961	32,593	213,635	108,249
Changes in fair value of convertible loans	(330,841)	-	(886,310)	-
Total finance income	1,275,814	102,430	611,973	1,110,029

Loss before taxes	(904,061)	(1,305,334)	(6,799,026)	(3,100,890)
Tax expenses	(3,230)	(8,258)	(10,501)	(68,251)
Net Loss and Comprehensive loss	$(907,291)	$(1,313,592)	$(6,809,527)	$(3,169,141)
Loss per share, basic and diluted	$(0.57)	$(96.73)	$(10.15)	$(255.86)
Weighted average number of shares outstanding for the purposes of basic and diluted loss per share	1,582,178	13,581	670,819	12,386

Three-month period ended July 31, 2026, compared to the three-month period ended July 31, 2025

General and administrative expenses

For the three-month period ended July 31, 2026, general and administrative expenses amounted to $1,590,917 as compared to $684,716 for the three-month period ended July 31, 2025. The increase in 2026 relates primarily to an increase in professional fees.

Research and development costs

Research costs are comprised primarily of (i) pre-clinical and clinical trials and (ii), professional regulatory and other expenses.

For the three-month period ended July 31, 2026, research costs amounted to $588,958 as compared to $723,048 for the three-month period ended July 31, 2025.

During the mentioned period, most of our research and development activity revolved around our clinical trial as discussed herein.

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CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2026

Finance income (expenses)

For the three-month period ended July 31, 2026, financial income amounted to $1,275,814 as compared to financial income of $102,430 for the three-month period ended July 31, 2025. Finance income (expenses) during the three-month period ended July 31, 2026, consisted of change in warrant liability of $582,570, changes in fair value of short-term investments of $938,608, foreign exchange loss of $(16,178), other finance expenses of $(5,306), interest income on deposits of $106,961 and changes in fair value of convertible loans of ($330,841).

Loss for the period

The Company reported a loss for the three-month period ended July 31, 2026, of $907,291 as compared to a loss of $1,313,592 for the three-month period ended July 31, 2025.

Nine-month period ended July 31, 2026, compared to the nine-month period ended July 31, 2025

General and administrative expenses

For the nine-month period ended July 31, 2026, general and administrative expenses amounted to $5,534,840 as compared to $2,574,576 for the nine-month period ended July 31, 2025. The increase in 2026 relates primarily to an increase in professional fees, investor relations and share-based compensation.

Research and development costs

Research costs are comprised primarily of (i) pre-clinical trials and (ii), professional regulatory and other expenses.

For the nine-month period ended July 31, 2026, research costs amounted to $1,876,159 as compared to $1,636,343 for the nine -month period ended July 31, 2025.

During the mentioned period, most of our R&D activity revolved around our clinical trial.

Finance income (expenses)

For the nine-month period ended July 31, 2026, financial income amounted to $611,973 as compared to financial income of $1,110,029 for the nine-month period ended July 31, 2025. The financial income (expenses) during the nine-month period ended July 31, 2026, consisted of change in warrant liability of $496,061, changes in fair value of short-term investments of $803,660, foreign exchange loss of $(1,427), changes in fair value of convertible loans of $(886,310), other finance expenses of $(13,646) and interest income on deposit of $213,635.

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CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2026

Loss for the period

The Company reported a loss for the nine-month period ended July 31, 2026, of $6,809,527 as compared to a loss of $3,169,141 for the nine-month period ended July 31, 2025.

Financial Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters.

	July 31, 2026	April 30, 2026	January 31, 2026	October 31, 2025
Total revenues	$–	$–	$–	$–
Net loss	(907,291)	(2,047,653)	(3,854,583)	(687,842)
Net loss per share, basic and diluted	(0.57)	(6.78)	(21.65)	(47.35)

	July 31, 2025	April 30, 2025	January 31, 2025	October 31, 2024
Total revenues	$–	$–	$–	$–
Net loss	(1,313,592)	(783,928)	(1,071,621)	(884,744)
Net loss per share, basic and diluted	(96.73)	(62.27)	(93.74)	(29.50)

The loss per quarter and related net loss per share is a function of the level of research and development activity that took place during that quarter.

Liquidity and Capital Resources

As of July 31, 2026, the Company had cash on hand of $12,035,210 and working capital of $12,767,870, compared to $3,923,058 and working capital of $1,057,262 as of October 31, 2025, respectively. During the nine-month period ended July 31, 2026, the Company’s overall position of cash increased by $8,112,152 from the year ended October 31, 2025. This increase in cash can be attributed to the following:

●	The Company’s net cash used in operating activities during the nine-month period ended July 31, 2026, was $5,783,499 as compared to $3,448,671 for the nine-month period ended July 31, 2025. This increase is mostly due to an increase in the net loss for the period.

●	Net cash used in investing activities was $1,428,159 for the nine -month period ended July 31, 2026, as compared to $17,584 for the nine-month period ended July 31, 2025. cash used in investing activities in 2026 was from acquisition of short-term investment and exercise of warrants of short-term investment.

●	Net cash provided from financing activities for the nine-month period ended July 31, 2026, was $15,330,623 as compared to $383,702 for the nine-month period ended July 31, 2025. Cash provided in 2026 was from exercise of warrants and proceeds received from issuance of shares and proceeds received from convertible loans.

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CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2026

The Company anticipates that its cash and cash equivalents will provide sufficient liquidity for at least twelve months, however, the Company may have capital requirements in excess of its currently available resources in order to advance all of its programs. The actual amount of cash that the Company will need to operate is subject to many factors, including, but not limited to, the timing, design and conduct of clinical trials. The Company is dependent upon significant future financing to provide the cash necessary to execute its current operations, including the possible future commercialization of any of its drug candidates, subject to regulatory approval.

In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. There can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued capital, shares issuable, warrants reserve and share-based payment reserve.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended October 31, 2025.

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

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CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2026

Transactions With Related Parties

a.	Compensation to key management personnel

(i)	The compensation to key management personnel for services they provide to the Company is as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	July 31,	July 31,	July 31,	July 31,
	2026	2025	2026	2025

Officers:
Consulting fees	$134,481	$87,496	$439,074	$256,053
Share based compensation	-	-	-	117,902
	$134,481	$87,496	$439,074	$373,955
Directors:
Directors’ fees	$89,952	$69,663	$420,444	$245,996
Share based compensation	-	-	-	195,101
	$89,952	$69,663	$420,444	$441,097

(ii)	Balances with related parties

	July 31,	October 31,
	2026	2025
Amounts owed to officers	$45,857	$29,761
Amounts owed to directors	23,828	30,471
	$69,685	$60,232

b.	On March 7, 2022, the Company signed an agreement with SciSparc Ltd (“SciSparc”), pursuant to which the Company and SciSparc agreed to cooperate in conducting a feasibility study using certain molecules developed by each party (the “Cooperation Agreement”). Certain of the Company’s officers and directors currently operate, manage or are engaged as officers and/or directors of SciSparc.

In June 2023, the Company entered into a research agreement with the Hebrew University of Jerusalem to evaluate it’s and SciSparc’s combination treatment for obesity and metabolic syndrome.

To date, the collaboration has resulted in the filing of nine patent applications. To the extent the parties determine to proceed to a commercial cooperation, they will enter into a joint venture where the parties share the economics and rights on a 50%-50% basis. To date, no determination has been made to pursue the joint venture and the development of the molecule remains in a very early stage.

For the three and nine months ended July 31, 2026, the Company incurred research and development expenses conducted within the framework of the Cooperation Agreement in the amount of $35,309 and $157,124, respectively (three and nine months ended July 31, 2025- $39,270 and $85,779 respectively). As of July 31, 2026, $440,904 is owed to the Company by SciSparc (October 31, 2025 - $286,488).

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CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2026

Financial Instruments and Risk Management

(a)	Fair Values

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of July 31, 2026, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance July 31, 2026
Short-term investment- Taurus shares	$655,196	$–	$–	$655,196
Short-term investment- Taurus Warrants	–	–	290,627	290,627
Short-term investment- QXL Shares	2,948,403	–	–	2,948,403
Convertible loans	–	(1,621,817)	–	(1,621,817)
Derivative warrant liabilities	–	–	(1,374,154)	(1,374,154)

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of October 31, 2025, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance October 31, 2025
Short-term investment- Polyrizon shares	$886	$–	$–	$886
Short-term investment- Taurus shares	1,030,402	–	–	1,030,402
Short-term investment- Taurus warrants	–	–	631,119	631,119
Convertible loans	–	(1,760,066)	–	(1,760,066)
Derivative warrant liabilities	–	–	(2,369,195)	(2,369,195)

The fair values of financial instruments, which include cash, amounts receivable, accounts payable and accrued liabilities, and amounts due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

(b)	Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

(c)	Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency. The Company’s subsidiary operates in Israel and has certain monetary financial instruments denominated in New Israeli Shekel and CAD. The Company has not entered into foreign exchange rate contracts to mitigate this risk.

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CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2026

The following table indicates the impact of foreign currency exchange risk on net working capital as at July 31, 2026. The table below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as of July 31, 2026.

Cash and cash equivalents	$118,409
Other receivables	149,643
Accounts payable and accrued liabilities	(82,726)
Due to related parties	(69,685)
Total foreign currency financial assets and liabilities	$115,641

Impact of a 10% strengthening or weakening of foreign exchange rate	$11,564

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as it does not have any liabilities with variable rates.

(e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner.

The following amounts are the contractual maturities of financial liabilities as of July 31, 2026, and October 31, 2025:

July 31, 2026	Total	Within 1 year	Within 2-5 years
Accounts payable and accrued liabilities	$718,779	$718,779	$–
Due to related parties	69,685	69,685	–
Lease liability	176,447	74,527	101,920
Convertible loans	1,621,817	1,621,817	–
	$2,586,728	$2,484,808	$101,920

October 31, 2025	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$682,163	$682,163	$–
Due to related parties	60,232	60,232	–
Lease liability	18,800	18,800	–
Convertible loans	1,760,066	1,760,066
	$2,521,261	$2,521,261	$–

Accounting Standards Issued But Not Yet Effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the nine months ended July 31, 2026, and have not been early adopted in preparing these condensed interim consolidated financial statements. These new standards, and amendments to standards and interpretations are either not applicable or are not expected to have a significant impact on the Company’s condensed interim consolidated financial statements.

Change in Accounting Policies

There have been no changes in accounting policies during the nine months ended July 31, 2026.

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CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2026

Significant Accounting Estimates and Judgments

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Significant Estimates

Derivative Warrant Liabilities and Assets

The Company analyses warrants issued to determine whether they meet the classification as liabilities or equity. Derivative warrant liabilities and assets are adjusted to reflect their fair value at each reporting period, with any increase or decrease in the fair value recorded in the results of operations. The Company uses a fair valuation specialist to estimate the value of these instruments using the Black and Scholes and binomial pricing model.

The key assumptions used in the models are the expected future volatility in the price of the Company’s shares, the expected life of the warrants, the risk-free interest rate and the probability of any future adjustment event.

Significant Judgments

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Going Concern

The application of the going concern assumption requires management to take into account all available information about the future, which is at least but not limited to 12 months from the year end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

Disclosure of Outstanding Share Data

Authorized share capital consists of an unlimited number of common shares without par value.

As of July 31, 2026, and September 10, 2026, the Company had 2,145,211 and 3,367,069 common shares issued and outstanding, respectively.

As of July 31, 2026, and September 10, 2026, the Company had 6 stock options outstanding.

As of July 31, 2026, and September 10, 2026, the Company had 1,010,773 and 1,895,194 warrants outstanding, respectively.

As of July 31, 2026, and September 10, 2026, the Company had 3 RSUs outstanding.

Risks and Uncertainties

The Company’s business, and investing in the Company’s securities, are subject to numerous risks, as more fully described in the section entitled “Risk Factors” and other risk factors contained in the Company’s Annual Information Form filed in SEDAR+ on January 20, 2026 and in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on January 20, 2026. If any of these risks actually occur, the Company’s business, financial condition or results of operations would likely be materially adversely affected. In each case, the trading price of the Company’s securities would likely decline, and investors may lose all or part of their investment.

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CLEARMIND MEDICINE INC.

Management’s Discussion and Analysis

For the Three and Nine Months Ended July 31, 2026

Except as set forth below and as otherwise disclosed in the Company’s other reports filed on SEDAR+ or with the Securities and Exchange Commission on or prior to the date of this Form 6-K, there have been no material changes to the risk factors previously disclosed in the Company’s most recent Annual Report on Form 20-F.

If the Company fails to comply with the continued listing requirements of the Nasdaq Capital Market, its common shares may be delisted and the price of its common shares and its ability to access the capital markets could be negatively impacted.

Nasdaq has established certain standards for the continued listing of a security on the Nasdaq Capital Market. The standards for continued listing include, among other things, that the minimum bid price for the listed securities not fall below $1.00 per share for a period of 30 consecutive trading days, that we maintain a minimum of $2,500,000 in shareholders’ equity and that the Company’s Market Value of Listed Securities (“MVLS”) not fall below $5.0 million for a period of 30 consecutive trading days, as further discussed below.

The Company has in the past fallen out of compliance with certain continued listing standards, including the minimum bid price requirement, although it has subsequently been able to regain compliance. No assurance, however, can be given that the Company will continue to be in compliance with the continued listing requirements of the Nasdaq Capital Market. Failure to meet applicable Nasdaq continued listing standards could result in a delisting of its common shares. A delisting of its common shares from Nasdaq could materially reduce the liquidity of its common shares and result in a corresponding material reduction in the price of its common shares. In addition, delisting could harm the Company’s ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors and employees and fewer business development opportunities.

On July 22, 2026, the SEC approved a new Nasdaq continued listing requirement applicable to companies listed on the Nasdaq Stock Market that would require listed companies to maintain a minimum MVLS of at least $5.0 million. Under the approved rule, if a company’s MVLS remains below $5.0 million for 30 consecutive trading days, Nasdaq will issue a Staff Delisting Determination and immediately suspend trading in the company’s securities and commence delisting proceedings. Unlike many other Nasdaq continued listing standards, the rule does not provide a compliance or cure period before a delisting determination is issued. Although a company may appeal a delisting determination, the appeal generally does not stay the suspension of trading, and the company’s securities would generally trade on an over-the-counter market during the appeals process. In addition, any exception that may be granted by a Nasdaq Hearings Panel is limited. In particular, the Hearings Panel may grant an exception of up to 180 days only if the company demonstrates that it can satisfy Nasdaq’s applicable initial listing requirements, which are generally more stringent than Nasdaq’s continued listing standards. As a result, companies subject to a delisting determination under the MVLS rule may have fewer opportunities to regain compliance than under other Nasdaq continued listing requirements.

However, on July 29, 2026, the Securities and Exchange Commission (the “SEC”) notified Nasdaq that it had received notices of intention to petition for review of the approval order and, pursuant to Rule 431(e) of the SEC’s Rules of Practice, the effectiveness of the approval order was automatically stayed pending further review by the SEC. As a result, the ultimate implementation, timing and scope of the MVLS requirement remain uncertain. As of September 8, 2026, the Company’s MVLS was approximately $3.5 million, which is below the $5.0 million threshold contemplated by the rule. Accordingly, if the stay is lifted, the rule becomes effective and the Company is unable to satisfy the MVLS requirement, its securities would become subject to suspension and delisting from Nasdaq. Any such suspension or delisting could materially reduce the liquidity and market price of the Company’s common shares, impair its ability to raise additional capital, reduce investor interest in its securities and adversely affect its business, financial condition and prospects.

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